

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

William Cao, Ph.D.
Chief Executive Officer
Gracell Biotechnologies Inc.
Building 12, Block B. Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People's Republic of China

> **Re: Gracell Biotechnologies Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed January 4, 2021**
> **File No. 333-251494**

Dear Dr. Cao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary, page 1

1. We reissue comment 2 and comment two of our prior letter. Our comments regarding claims of safety and efficacy apply to the text as well as the graphics. Revise the graphics on pages 3 and 154-156 to eliminate claims of:
   • "improved transduction efficiency,"
   • "potential to eliminate HvG without extra immunosuppresive therapeutics,"

- "potential to eradicate cancer cells as a standalone therapy,"
- "fast remission."
- "greater T cell potency,"
- "enhanced . . . tumor cell clearance activities,"
- "potential to eradicate caner cells as a standalone therapy,"
- "potential to achieve fast remission and avoid anti-CD52 therapy and potentially HSCT," and
- "potential to . . . enhance potency . . . [and] improve safety."

Our Clinical Development Pipeline, page 5

2.   We reissue comment 4. Revise the table to provide an arrow that shows your product development in China and the U.S., as distinct from the IIT being conducted in China. Your pipeline table continues to overstate the development status of these products that is within your control.

Summary Risk Factors, page 8

3.   We reissue comment 1 in part. Revise the first page of the summary to further clarify and highlight the risk that you will be delisted from the Nasdaq. For example, in the summary risk factors on page 9, you state, "The enactment of the Holding Foreign Companies Accountable Act will result in prohibitions on the trading of the ADSs on The Nasdaq Global Market or other U.S. exchange if our auditor fails to be inspected by the PCAOB for three consecutive years." Clarify the degree of risk, to the extent possible. For example, explain whether it is possible, under current laws and regulations for your auditor to be inspected by the PCAOB.

Capitalization, page 115

4.   The reported amounts for issued and outstanding ordinary shares and total shareholders' equity on a "pro forma as adjusted" basis as of September 30, 2020 do not appear to correctly reflect the adjustment for the sale of ordinary shares in this offering. Please revise the capitalization table accordingly or provide us a reconciliation of total shareholders' equity from a pro forma basis to a pro forma as adjusted basis. In addition, please revise your calculations and related disclosures in the document for consistency, as applicable. For instance, the number of ordinary shares to be outstanding after the offering on page 15 is not consistent with the number of ordinary shares reflected in the capitalization table after pro forma adjustments

Management
Compensation of Directors and Executive Officers, page 215

5.   Revise to provide the compensation information for the last full financial year, as required by Item 4.a. of Form F-1 and Item 6.B. of Form 20-F.

<u>Item 7. Recent Sales of Unregistered Securities, page II-1</u>

6.   We note the recent option grants. Revise the option grant disclosure to provide the
        information required by Item 701 of Regulation S-K, including the dates such option
        grants were made and exercised (if applicable) and the terms of exercise.

        You may contact Franklin Wyman at (202) 551-3660 or Sasha Parikh at (202) 551-
3627 if you have questions regarding comments on the financial statements and related
matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257
with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Will Cai, Esq.